VE 4/7/05

AM 4-5-2005 *



05041455

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING MAR 30 2005 WASH., D.C. 185 SECTION

SEC FILE NUMBER
8- 44706

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Utendahl Capital Partners, L.P.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 Broad Street, 21st Floor
(No. and Street)

New York,	N.Y.	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert J. Calamunci — 212 - 612-9193
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pustorino, Puglisi & Co., LLP
(Name – *if individual, state last, first, middle name*)

515 MadisonAvenue	New York	NY	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 11 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Robert J. Calamunci, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Utendahl Capital Partners, L.P., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A



Signature

CFO, Utendahl Capital Partners, L.P.
Controller, Utendahl Partners, L.P., G.P.

Title



Notary Public

BRIAN PERLIS
Notary Public, State of New York
No. 01PE6112380
Qualified in Queens County
Commission Expires January 6, 2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UTENDAHL CAPITAL PARTNERS, L.P. AND SUBSIDIARY
(A LIMITED PARTNERSHIP)
STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITOR'S REPORT

DECEMBER 31, 2004

PUSTORINO,
PUGLISI
& CO.,LLP
CERTIFIED PUBLIC ACCOUNTANTS
515 MADISON AVENUE
NEW YORK, NEW YORK 10022
(212) 832.1110 FAX (212) 755.6748



INDEPENDENT AUDITOR'S REPORT

To the Partners of
Utendahl Capital Partners, L.P.

We have audited the accompanying consolidated statement of financial condition of Utendahl Capital Partners, L.P. and Subsidiary as of December 31, 2004. This consolidated financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statement referred to above presents fairly, in all material respects, the financial position of Utendahl Capital Partners, L.P. and Subsidiary as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Pustorino, Puglisi + Co., LLP

PUSTORINO, PUGLISI & CO., LLP
New York, New York
March 22, 2005

UTENDAHL CAPITAL PARTNERS, L.P. AND SUBSIDIARY
(A LIMITED PARTNERSHIP)
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS	
Cash and cash equivalents	$ 403,382
Underwriting and advisory fees receivable	492,470
Due from clearing broker	418,016
Due from affiliates, net	1,383,699
Furniture, equipment and leasehold improvements, at cost, net of accumulated depreciation and amortization of $466,779	1,398,996
Other Assets	378,248
Total Assets	$ 4,474,811

LIABILITIES AND PARTNERS' CAPITAL	
Liabilities	
Accrued expenses and other liabilities	$ 515,660
Commissions payable	104,391
Total Liabilities	620,051
Commitments and Contingencies	
Partners' capital	3,854,760
Total Partners' Capital	3,854,760
Total Liabilities and Partners' Capital	$ 4,474,811

The accompanying notes are an integral part of these financial statements.

UTENDAHL CAPITAL PARTNERS, L.P. AND SUBSIDIARY
(A LIMITED PARTNERSHIP)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004

Note 1 - Organization and Business:

The consolidated financial statement at December 31, 2004 include the accounts of Utendahl Capital Partners, L.P. ("UCPLP") and its wholly owned subsidiary, Utendahl Capital Group, LLC (a limited liability company) ("UCG")(collectively, the "Partnership"). All significant intercompany transactions and balances have been eliminated.

UCPLP, a limited partnership organized in 1992, is registered as a broker-dealer with the Securities and Exchange Commission (the "SEC")and is a member of the National Association of Securities dealers, Inc. (the "NASD").

UCPLP generates its revenue principally by providing securities trading and brokerage services to institutional investors. It maintains one office in New York City.

UCG is registered as a broker-dealer with the SEC and is a member of the NASD. UCG participates in underwritings, initial public offerings, bonds and other offerings.

UCPLP and UCG are non-clearing broker-dealers and are exempt from the provision of rule 15c3-3 as all customer accounts, as defined, are carried by the clearing broker.

Note 2 - Significant Accounting Policies:

Basis of Presentation:

The Partnership keeps its books and prepares its financial statements on the accrual basis of accounting in accordance with accounting standards generally accepted in the United States of America.

Revenue Recognition:

Principal transactions, including commission and related expenses, are recorded on a trade-date basis. Underwriting and related fees are recorded at the time the underwriting is completed.

Depreciation and Amortization:

Furniture and Equipment is depreciated on a straight-line basis based on estimated lives ranging from tree to five years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Cash and Cash Equivalents:

For purposes of the statement of cash flows, the Partnership considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Note 2 - Significant Accounting Policies (Continued):

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes:

No provision for federal and state income taxes has been made since the Partnership is not subject to income taxes. The Partnership's income or loss is reportable by its Partners on their individual tax returns.

Note 3 - Due from Clearing Broker:

The clearing broker and depository operations for the Partnership's securities transactions are provided by one broker, which is a member of major securities exchanges. At December 31, 2004, the receivable from clearing broker represents cash maintained at the clearing broker and commissions receivable earned as an introducing broker for the transactions of its customers.

The Partnership has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from customer accounts introduced by the Partnership. As of December 31, 2004, there were no significant unsecured amounts owned to the clearing broker by these customers in connection with normal margin, cash and delivery against payment transactions.

Note 4 - Related Party Transactions:

Periodically, the Partnership enters into transactions with affiliates of its General and Limited Partners. The Partnership also funds certain operating costs on behalf of its affiliates.

Note 4 - Related Party Transactions (Continued):

The Partnership's due from affiliates at December 31, 2004 is as follows:

Utendahl Capital Management, L.P.	$ 6,582,908
Urban America, L.P.	162,906
United Enterprise Fund Partners, L.L.C.	107,149
Utendahl Capital Corporation	2,315
	6,855,278
Less valuation allowance on receivable from affiliates	5,471,579
Due from affiliates	$ 1,383,699

Included in the underwriting and advisory fees receivable is a $401,530 balance due from Praesidian Capital Management, L.L.C.

Note 5 - Liabilities Subordinated to Claims of General Creditors:

In March 2004, Utendahl Capital Corporation ("UCC"), the parent of Utendahl Partners, L.P. (the "General Partner" of UCPLP), acquired the $3,000,000 of subordinated liabilities from the lender. UCC, through its investment in the General Partner, converted the subordinated liabilities into capital in UCPLP.

Note 6 - Commitments and Contingencies:

The Partnership occupies office space and other facilities under operating leases expiring through July 2010. Future minimum annual payments are as follows:

Year ended December 31, 2005	$ 661,725
Year ended December 31, 2006	664,785
Year ended December 31, 2007	667,906
Year ended December 31, 2008	671,090
Year ended December 31, 2009	699,337
Thereafter	410,170
	$3,775,013

The Partnership subleases a portion of its office space to affiliates on a month-to-month basis.

Note 6 - Commitments and Contingencies (Continued):

Included in other assets at December 31, 2004 are certificates of deposit of $119,914 which the Partnership maintains as collateral for a stand-by letter of credit opened under terms of the lease for office space.

UCPLP and other alleged underwriters of certain debt offerings by WorldCom Inc. have been named as defendants in certain action alleging that the offering materials issued in connection with such offerings contained materially false and misleading statements concerning WorldCom Inc.'s financial condition and accounting practices. UCPLP believes these suits are without merit and is vigorously defending its position in these cases. While no assurance can be given as to the ultimate outcome of these cases, management believes that these matters will not have a material adverse effect on UCPLP's financial condition.

The Partnership maintains cash balances in bank accounts which, at times, may exceed federally insured limits. The Partnership has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash.

Note 7 - Net Capital Requirements:

The Company is subject to the SEC Uniform Net Capital Rule (rule 15c3-1) which requires the maintenance of a minimum net capital, as defined, of the greater of $100,000 or one-fifteenth of aggregate indebtedness, as defined. As of December 31, 2004, the Company had net capital of $213,578 which exceeded its requirement by $113,578. Additionally, the Company must maintain a ratio of aggregate indebtedness to net capital of 15:1 or less. As of December 31, 2004 this ratio was 2.90:1.